JOHN W. KAUFFMAN

DIRECT DIAL: +1 215 979 1227

PERSONAL FAX: +1 215 689 2724

E-MAIL: jwkauffman@duanemorris.com

www.duanemorris.com

January 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

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Re:	Celator Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed December 28, 2012
File No. 000-54852

Dear Mr. Riedler:

This letter sets forth the response of Celator Pharmaceuticals, Inc. (the “Company”) to each of the comments contained in the January 10, 2013 letter of the staff of the Securities and Exchange Commission with respect to the above-captioned registration statement (the “Form 10”). For convenience of reference, we have included each of the staff’s comments followed by the Company’s response to the comment.

The changes primarily represent responses to comments made by the staff in its January 10, 2013 letter and updating of information in the prior filing. The Company also respectfully submits that the audited financial statements for two years in the period ended December 31, 2011, and for the period from November 18, 1999 (date of incorporation) to December 31, 2011 previously filed by Celator Pharmaceuticals, Inc. inadvertently contained typographical errors at the time of filing the Form 10 with the Securities and Exchange Commission on December 28, 2012. The correction of these typographical errors have been reflected in the report of the independent registered chartered accountants and accompanying financial statements for two years in the period ended December 31, 2011, and for the period from November 18, 1999 (date of incorporation) to December 31, 2011. The corrections did not affect the consolidated balance sheets, consolidated statements of operations, comprehensive income and deficit and consolidated statements of cash flows. The date of the report of the independent registered chartered accountants has not changed.

Item 1. Business

Scientific Rationale for CPX-351, page 3

1.	We note your response to prior comment 7. The risk factor you have added does not appear to address the controversy associated with your development of CPX-351. Please revise your risk factor addressing the results of preclinical studies and early clinical studies on page 29 to state that your research to date cannot conclusively prove that CPX-351 provides a completely antagonism-free approach to AML treatment.

The Company has revised the risk factor on page 29 and inserted the requested disclosure.

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 2

Previous Clinical Studies with CPX-351, page 3

2.	We note your response to prior comment 8. The definitions you provide for complete response, leukemia clearance rate and response rate are highly technical and cannot be easily understood by the lay reader. Please revise your disclosure to provide more general definitions of these terms, similar to the ones you have included on page 10.

The Company has revised the definitions of the terms referenced on pages 3 and 4 in this section.

3.	We note your response to prior comment 11. The toxicity and adverse effect profiles of CPX-351 that you discuss in the risk factor on pages 29-30 are not reflected in this portion of your disclosure. Please expand your disclosure to disclose the toxicity and adverse event profiles of CPX-351 in this section.

The Company has expanded its disclosure on page 6 to disclose the toxicity and adverse event profiles of CPX-351.

Intellectual Property, page 13

4.	We note your response to prior comment 5. Please expand your disclosure to provide the termination provisions of your agreements with Princeton University and British Columbia Cancer Agency.

The Company has expanded the disclosure regarding these contracts page 13 to provide descriptions of the termination provisions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview page 43

5.	We acknowledge your revised disclosure in response to comment 29. Please revise your disclosure to indicate where costs of $200,000 for unbilled invoices related to Study 205 have been accrued in the balance sheet and in what period the accrual was made. If the amount has not been accrued please explain to us your basis for not accruing these costs.

The Company has added and modified its disclosure on page 44 with respect to the costs of $200,000 for unbilled invoices and has now accrued these costs as at September 30, 2012. Conforming changes have been made in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section and the consolidated financial statements for the nine months ended September 30, 2012.

The Company has added disclosure as a restatement note (Note 14) to the interim financial statements for the nine months ended September 30, 2012.

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 3

Item 6. Executive Compensation, page 61

6.	Please update your executive compensation to include the fiscal year ended December 31, 2012.

The Company has updated its executive compensation beginning on page 61 to include the fiscal year ended December 31, 2012.

Consolidated Financial Statements for the Year Ended December 31, 2011 Notes to the consolidated financial statements

6. Commitments and contingencies Commitments, page F-16

7.	Please expand your revised disclosure to disclose the material terms under the Princeton and BCCA agreements, such as date of the agreement, duration and termination provisions, and your rights and obligations under each agreement.

The Company has added disclosure of the material terms of these agreements to Note 6 of the consolidated financial statements for the year ended December 31, 2011 and Note 8 to the unaudited consolidated financial statements for the nine months ended September 30, 2012.

12. Restated amounts, page F-22

8.	You disclose that “Subsequent to the issuance of these consolidated financial statements, management identified a material error with regards to the treatment and valuation of its warrants with respect to their cashless net settlement option. The correction of the material error results in the reclassification of $77,005 from Warrants to Warrant Derivatives and an additional amount accrued to Warrant Derivatives of $472,312 in connection with the valuation error.” Please provide us with your analysis under ASC 815 to support your conclusion that the warrants are a derivative liability. Also, please provide us with your accounting analysis of the warrants issued with the notes dated February 1, 2012 and August 28, 2012.

The Company respectfully provides the following accounting analysis:

ASC 815-10-15-83 lists the three characteristics of a derivative instrument:

1. It has one or more underlyings and one or more notional amounts or payment provisions or both;

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 4

2. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

3. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from a net settlement.

The terms of warrants are such that the instrument has an underlying (the share price) and a notional amount (the number of preferred shares to which the warrantholder is entitled.) The warrants require nominal initial net investment that is smaller than would be expected for single contracts. With regards to the third criteria – net settlement – the Company performed the following analysis:

ASC 815-10-15-100 provides that explicit net settlement in a contract as discussed in ASC 815-10-83(c) and ASC 815-10-15-99 can be achieved by delivery of net cash or of net assets other than cash, regardless of whether those net assets are readily convertible to cash. ASC 815-10-15-102 notes that a net share settled contract satisfies the net settlement provision through the delivery of net assets. Further, the satisfaction of the net settlement provision is achieved regardless of whether the net shares received are readily convertible to cash. Accordingly, even if the equity instrument were on private company stock, that equity instrument would satisfy the net settlement provisions of ASC 815.

The Company reviewed the Note and Warrant Purchase Agreement dated December 15, 2011 (the “Convertible Note Agreement”) and noted that the warrant holders can exercise their warrants by either paying to the Company in an amount equal to the aggregate Warrant Price of the shares being purchased or receive shares of stock equal to a formula that includes the current fair market value of stock at that time (the “cashless exercise option”). The Warrant Price is equal to the exercise price of $5.21 per warrant.

The cashless exercise option satisfies the explicit net settlement criterion and the warrants meet the definition of a derivative.

February 1, 2012 analysis

In connection with the Convertible Note Agreement, First and Second Tranche Notes could be purchased. In order to induce investors to purchase the First and Second Tranche Notes, the Company issued warrants in accordance with the agreement noted above. Additional warrants

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 5

were issued on February 1, 2012 as a result of the issuance of First Tranche Notes.

The warrants were issued with the same terms and provisions as the December 15, 2011 warrants. Therefore, the three criteria set out in ASC 815 were satisfied and the Company concluded that the warrants issued February 1, 2012 met the definition of a derivative.

August 28, 2012 analysis

In connection with the Convertible Note Agreement, Second Tranche Notes were issued on August 28, 2012. In order to induce investors to purchase Second Tranche Notes, the Company issued warrants in accordance with the agreement noted above. Additional warrants were issued on August 28, 2012 as a result of the issuance of Second Tranche Notes.

The warrants were issued with the same terms and provisions as the December 15, 2011 and February 1, 2012 warrants. Therefore, the three criteria set out in ASC 815 were satisfied and the Company concluded that the warrants issued on August 28, 2012 met the definition of a derivative.

9.	Further, the warrants referred to in the previous comment were issued with convertible debt. Please explain to us how you analyzed each issuance of convertible debt to determine if there are any embedded features that require bifurcation.

The Company respectfully provides the following accounting analysis:

On December 15, 2011 the Company issued a Convertible Promissory note in an amount of $2,576,610 (“the Note”). On August 28, 2012 a further $2,000,000 Convertible Promissory Note was issued (the “Second Tranche Note”). On

February 1, 2012 and August 28, 2012 Additional First and Second Tranche Convertible Promissory Notes (“Additional Notes”) were purchased in the amount of $423,390. The First, Second, and Additional Notes (collectively, the Notes) were issued from the same Convertible Note Agreement. The accounting analysis below, therefore, encompasses the Notes.

Analysis:

There are four features identified within the Convertible Note Agreement that were required to be analyzed for potential bifurcation: a holder conversion option, two automatic conversion features that get triggered on completion of a qualified financing or an initial public offering, and an early redemption feature that gets triggered in the event of a sale, liquidation or merger resulting in a change of control. The analysis of each feature is described below.

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 6

Holder Conversion Option

The Notes are convertible at any time for a fixed exercise price of $0.278 per share. The conversion is at the option of the holders of a majority in principal outstanding under the notes (the “majority holders”). In considering whether the holder conversion option should be bifurcated, the Company first considered whether the option would qualify as a derivative if freestanding since this is one of the necessary conditions for bifurcation. Because the option is exercised for a fixed number of shares and there are no net settlement provisions and the underlying shares into which the Notes are convertible are not publicly traded, the net settlement condition in the definition of a derivative in ASC 815-10-15-83 would not be met. Therefore, the embedded holder conversion option does not meet the definition of a derivative and bifurcation from the host debt instrument is not required.

In addition, management also considered whether this conversion option represents a beneficial conversion feature (“BCF”) as set out in ASC 470-20. It was concluded that the option did represent a BCF but that the BCF was contingent on the majority of the holders calling for conversion. In accordance with ASC 470-20-35-2, the BCF should not be recorded in earnings until the contingency is resolved. The requisite majority of Note holders did not approve exercise of the conversion option and therefore contingency was not resolved and the BCF was not recorded in earnings. However, an economically similar event was approved and occurred in August 2012, as discussed further below.

Automatic Conversion to Shares on a Qualified Financing

Under this feature, conversion is automatic on completion of a qualified equity financing. The number of shares that would be received by holders is the number of shares that would be received if the conversion rate were the same as the price per share in the qualified financing. In other words, if this condition were triggered, shares to the value of the Notes’ principal and interest outstanding will be provided to the holders in settlement of the Notes. The number of shares to be issued would vary based on the value of the shares (as determined by the qualified financing); however the total fair value of the shares issued will always equal the amount of principal and interest outstanding on the Notes. Since the value of the economic “payoff” is linked only to the unpaid principal and accrued interest on the debt, in substance, the automatic conversion feature has the economic characteristics of a contingent early redemption of the Notes using shares rather than cash (i.e. stock-settled debt). Therefore, this automatic conversion feature was analyzed as a redemption feature which settles in shares as opposed to a traditional conversion option.

As above, with the holder conversion option, the Company first considered whether the feature would meet the definition of a derivative on a standalone basis. As with the conversion option, the automatic conversion feature does not meet the net settlement characteristic of the definition of a derivative since settlement is only in shares that are not publically traded. Consequently, the automatic conversion does not meet ASC 815-15-25-1(c). In order for an embedded feature to be bifurcated, it must meet all three criteria in ASC 815-15-25-1. Therefore, the automatic conversion should not be bifurcated.

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 7

On August 27, 2012 the automatic conversion to shares upon a qualified financing (discussed above) was amended to become automatic on a common stock financing. On August 28, 2012, the Note converted automatically upon the amended definition of a qualified financing and Note holders received the same number of shares that they would have on exercise of the holder conversion option discussed above. Management has concluded that this modification of the terms of the automatic conversion on qualified financing effectively introduced a conversion feature that was beneficial. As a result, the financial statements for the nine months ended September 30, 2012 have been revised to reflect the correction of an error resulting in the recognition of an expense of $1,221,542 and an offsetting amount in Additional Paid in Capital.

Management has included the following disclosure in the restated interim financial statements for the nine months ended September 30, 2012.

In addition, the management also considered whether the amended qualifying financing option represents a beneficial conversion feature (“BCF”) as set out in ASC 470-20. Management concluded that the option did represent a BCF, but that the BCF was contingent on a qualified financing. In accordance with 470-20-35-2, the BCF should not be recorded in earnings until the contingency is resolved, which did not occur until after December 31, 2011. Management concluded that that the contingency was effectively resolved when the majority holders agreed on August 27, 2012 to amend the Notes so that the Notes would convert automatically upon the occurrence of a qualified financing, which occurred on August 28, 2012. As at August 27, 2012, the contingency was resolved and the BCF should have been recorded.

Management has re-assessed the value of the BCF for each respective date on which the Notes were issued (i.e. December 15, 2011, February 1, 2012 and August 28, 2012) and concluded that the value of the BCF should have been reflected in the financial statements (in the reporting period for which the contingency was settled) for the nine-month period ended September 30, 2012 and for the period November 18, 1999 (date of incorporation) to September 30, 2012. Management corrected this material error which resulted in an increase expenses of $1,221,452 recorded to Non-cash financing costs on the consolidated statements of loss and comprehensive loss for the nine-month period ended September 30, 2012 and for the period November 18, 1999 (date of incorporation) to September 30, 2012. The offsetting credit was recorded to additional paid-in capital. This resulted in an additional loss of $1,221,452 to net loss for the nine-month period ended September 30, 2012 and for the period November 18, 1999 (date of incorporation) to September 30, 2012. This also resulted in an increased loss of $0.14/share to basic and diluted loss per share for the nine-month period ended September 30, 2012 and for the period November 18, 1999 (date of incorporation) to September 30, 2012.

Automatic Conversion Upon Initial Public Offering

Under this feature, the Notes convert into common shares upon consummation of an initial public offering of the Company’s shares. The conversion price and terms are subject to negotiation with the majority holders.

Similar to the automatic conversion on a qualified financing, this embedded feature would not meet the definition of a derivative on a standalone basis since it settles in shares of the Company and these shares are not publically traded. Consequently, the automatic conversion does not meet ASC 815-15-25-1(c). In order for an embedded feature to be bifurcated, it must meet all three criteria in ASC 815-15-25-1. Therefore this embedded feature does not require bifurcation.

In addition, if an initial public offering occurred and, depending on the negotiated terms, this automatic conversion could have resulted in a beneficial conversion feature. However, since the exercise price was not known when the Notes were issued, there would be no basis for concluding whether the conversion feature was beneficial. In fact this conversion condition was never triggered and the Notes were converted at the fixed conversion price under the holders’ conversion option discussed above.

Automatic Cash Redemption on a Specified Sale Transaction

The last feature analyzed by the Company related to the unpaid principal and accrued interest on the Note being repaid in full for cash if there was a sale transaction (change in control) or liquidation or dissolution of the Company. The window of time during which this contingent redemption would have been considered an early redemption of the debt is from date of issuance of the Notes until July 1, 2012, at which point the Notes were due at any time on demand of the majority holders.

The Company assessed the call features that required the issuer to redeem the debt. Put and call features that are clearly and closely related to debt hosts are not required to be bifurcated. ASC 815-15-25-40 through 43 (paragraph 61(d) of Statement 133 and DIG Issue B16, Embedded Derivatives: Calls and Puts in Debt Instruments) provides guidance on whether the economic risks and characteristics of embedded put and call options are clearly and closely related to the economic characteristics and risks of a debt host. ASC 815-15-25-42 provides a four-step decision sequence to follow in determining whether puts and calls are clearly and closely related to a debt host. After performing this analysis it was determined that the embedded option, if freestanding would qualify as a derivative, and require bifurcation.

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 8

When valuing this embedded option, the Company determined that the probability of one of the triggering events (i.e., sale transaction resulting in change of control, dissolution or liquidation) would be considered remote and as such the fair value of the embedded redemption feature has been estimated to be Nil. Therefore, no derivative liability has been accrued as at December 31, 2011.

Consolidated Financial Statements for the Nine Months Ended September 30, 2012

Notes to consolidated financial statements

2(h) Research collaboration income, page F-32

10.	You state in your response to comment 38 that “with regards to the year ended December 31, 2011 consolidated financial statements, there were no multiple deliverable revenue arrangements; therefore ASC 605-25 is not applicable.” Please confirm that there were no multiple deliverable revenue arrangements in 2012 that would require disclosure by ASC 605-25. Also, disclose what the $2 million upfront payment and the success-based return on total funding that LLS agreed to receive under the agreement represents and disclose if the milestones under the LLS agreement are substantive under ASC 605-28.

The Company confirms that there are no multiple deliverable revenue arrangements in 2012 that would require disclosure by ASC 605-25, as there is only one product and one clinical trial involved.

The Company has added a new research collaboration income note (Note 12) to the interim consolidated financial statements for the nine months ended September 30, 2012, in which it has disclosed that the $2 million upfront payment and the success-based return on total funding from LLS are substantive in nature, as follows:

“In June 2012, the Company entered into an agreement with LLS pursuant to which LLS has agreed to provide up to $5.0 million in funding from the LLS Therapy Acceleration Program (“TAP program”) for the Phase 3 clinical study of CPX-351. This agreement provides for LLS to make an upfront payment of $2.0 million to the Company, which the Company received in July 2012, and further payments of $3.0 million to the Company on achievement of clinical milestones. The $2 million upfront payment received was substantive. In return, LLS will receive a success-based return on the total funding. The remaining milestones payments are projected to be received between November 2012 and year-end 2015. The agreement remains in effect until the completion of the milestones unless earlier terminated in accordance with the provisions in the agreement. The Company may terminate the agreement at any time during its term upon at least

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 9

30 days’ prior written notice to LLS. Company may terminate the agreement immediately upon written notice to LLS upon the termination of the research program. LLS may terminate this agreement upon 90 days prior written notice to Company. Funding under the agreement is exclusively for use in support of the clinical development activities of the research program. Provided the Company believes the product is safe and effective, the Company has agreed that, for a period of five years following the expiration or termination of the agreement, the Company will take such steps as are commercially reasonable to further the clinical development of the product and to bring the product to practical application for AML.”

The Company has also added the following disclosure to Note 8E (commitment and contingencies to the interim financial statements for the nine months ended September 30, 2012) as follows.

“In consideration of funding by The Leukemia & Lymphoma Society(R) (“LLS”) and transfer to the Company of any rights LLS may have to any project inventions developed during the term of the agreement, the Company must pay LLS a multiple on the LLS funding, (LLS funding is the $5 million in support of the Phase 3 study in addition to the approximately $4.1 million the Company received in support of the Phase 2 study.) Subject to exclusions under the agreement, the Company is obligated to pay LLS an amount equal to 50% of the cash payments the Company receives from outlicenses and transfers of rights to the product or other liquidity event, as defined in the agreement, until LLS has received an amount equal to 1.5 times the amount of funding the Company receives from LLS. The total amount payable by the Company to LLS will not exceed 3.55 times the amount of funding received from LLS, with such amount depending on when the payment(s) occur relative to the timing of the research program and product commercialization. The payments may take the form of cash payments or royalties (not to exceed 5% of net sales) but will not exceed the maximum amount referred to in the preceding sentence.”

Please contact the undersigned at 215-979-1227, or by e-mail at jwkauffman@duanemorris.com, if you have any questions regarding the Company’s responses contained in this letter. Please note the Company is submitting as separate correspondence the acknowledgments set forth in the conclusion of your letter.

Sincerely,

John W. Kauffman

Securities and Exchange Commission Division of Corporation Finance January 29, 2013 Page 10

JWK